Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED

JUNE 30, 2012 AND 2011

(AMOUNTS IN CANADIAN DOLLARS)

AUGUST 13, 2012

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Our integrated software solutions and support services are designed for organizations in a number of sectors including financial services, manufacturing, oil and gas, and government, providing a range of benefits such as:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore’s portfolio companies include Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions and Kahootkids! Inc. (operating as “Kuklamoo”), a family information web destination and national daily deal site targeting families with kids.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager” or “GEAM”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.  Together, the companies work with leading organizations around the world to help them improve working capital through more efficient management of their fixed assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the Over-the-Counter (OTC) Bulletin Board (OTCBB: NTLNF).

This Management’s Discussion and Analysis (MD&A) for Northcore should be read with the unaudited condensed  interim consolidated financial statements for the period ended June 30, 2012, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2011.  This document was approved by the Board of Directors on August 13, 2012.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

DEVELOPMENTS IN THE SECOND QUARTER OF 2012

Northcore accomplished the following activities in the period:

•	Launched Kuklamoo.com, a family Web destination and curated sale site;
•	Delivered the first implementation of Northcore’s core architecture on the iPad IOS platform for a major partner;
•	Retained investor relations firm, Investor Cubed, to focus on increasing public market awareness of the Company's achievements;
•	Completed a new implementation of the Company's Dutch Auction transaction engine;
•	Hosted a series of commercial auction events for a major strategic partner; and
•	Initiated development on a new version of Northcore’s legacy Material Management application.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges; and
•	The ability to enforce legal claims against us or our officers or directors.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended June 30, 2012 and June 30, 2011

The following commentary compares the unaudited consolidated financial results for the three month periods ended June 30, 2012 and June 30, 2011 and analyzes significant changes in the consolidated statements of operations and comprehensive loss.

Overview:   Our second quarter results include the results of operations of our newly acquired subsidiary, Envision Online Media Inc.  Operational EBITDA loss for the second quarter was $375,000, an improvement of eight percent from the Operational EBITDA loss of $408,000 reported for the second quarter of 2011.  An increase in revenues contributed to the reduction in Operational EBITDA loss during the period.

Our loss for the second quarter of 2012 was $556,000, a loss of $0.002 per share, compared to a loss of $1,880,000 or $0.010 per share, for the same quarter of 2011, an improvement of $1,324,000.  The improvement in loss was attributed primarily to an increase in revenues, and a reduction in non-cash stock-based compensation and general and administrative expenses, partially offset by an increase in customer service and technology expense.

Revenues:  Revenues are comprised of application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and website development, content management solution and software customization.

Revenues increased by $228,000 or 120 percent, to $415,000 for the quarter ended June 30, 2012, from $187,000 for the same quarter of 2011.  The significant growth in revenues was attributed to the higher social commerce services revenues in connection with the acquisition of Envision.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $157,000 or 27 percent to $428,000 for the quarter ended June 30, 2012, compared to $585,000 for the quarter ended June 30, 2011. The decrease was

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

attributed to non-recurring professional fees in 2011 in connection with the recruitment of new senior management and Board members, as well as engaging Pellegrino and Associates to help examine the applicability of the Company’s core technology and intellectual property portfolio in selected business domains.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  For the quarter ended June 30, 2012, these costs amounted to $331,000, representing an increase of $150,000 or 83 percent as compared to $181,000 reported in the same quarter of 2011.  The increase in workforce as a result of the acquisition in Envision contributed to the increase in technology expense.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended June 30, 2012, sales and marketing costs amounted to $77,000, as compared to $65,000 in the same period of 2011, an increase of $12,000 or 18 percent.  The increase in workforce as a result of the acquisition in Envision contributed to the increase in sales and marketing expense.  The increase was partially offset by the expiry of a sales executive contract in Ireland.

Stock-based Compensation:  Stock-based compensation expense for the quarter ended June 30, 2012 amounted to $140,000, representing a decrease of $1,030,000 compared to $1,170,000 in the same period of 2011.  Stock-based compensation expense was higher in 2011 due to the vesting expense associated with the options granted to the new senior management and Board members during the period.

Depreciation: Depreciation expense for the quarter ended June 30, 2012 was $14,000, compared to $6,000 recorded in the same period of 2011. The increase was due to acquisition of capital assets during the period.

Interest Expense:  Interest expense for the quarter ended June 30, 2012 was $nil, compared to $61,000 recorded in the same quarter of 2011.  The extinguishment of the Company’s secured subordinated notes in 2011 resulted in $nil interest for 2012.  The interest expense for 2011 included a cash interest expense of $28,000 and a non-cash accretion interest expense of $33,000 related to the Series L and N secured subordinated notes.

Comparison of the Six Month Periods Ended June 30, 2012 and June 30, 2011

The following commentary compares the unaudited consolidated financial results for the six month periods ended June 30, 2012 and June 30, 2011 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Our year-to-date results include the results of operations of our newly acquired subsidiary, Envision Online Media Inc, as at March 27, 2012.  Our year-to-date Operational EBITDA loss was $731,000, an improvement of 10 percent from the operational EBITDA loss of $812,000 reported for the same period of 2011.  An increase in revenues contributed to the reduction in Operational EBITDA loss during the period.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

The year-to-date loss was $1,291,000, a loss of $0.006 per share for 2012, compared to a loss of $2,454,000 or $0.013 per share, for the same period of 2011.  The decrease in loss for the six months ended June 30, 2012 was attributed primarily to lower stock-based compensation expense as compared to the same period in 2011.

Revenue:  Revenues increased by $275,000 or 74 percent, to $645,000 for the six months ended June 30, 2012, from $370,000 for the same period of 2011.  The increase in revenues was attributed to the higher social commerce services revenues as a result of the acquisition of Envision Online Media Inc.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.  For the six months ended June 30, 2012, Income from GEAM, LLC was $37,000, consistent with the $36,000 recorded for the same period of 2011.

General and Administrative:  General and administrative expenses decreased by $93,000 to $864,000 for the six months ended June 30, 2012, from $957,000 for the same period in 2011, an decrease of 10 percent.  Non-recurring professional fees incurred 2011 in connection with the recruitment of new senior management and Board members, as well as engaging Pellegrino and Associates to help examine the applicability of the Company’s core technology and intellectual property portfolio in selected business domains, contributed to higher general and administrative expenses in the prior year.

Customer Service and Technology:  For the six months ended June 30, 2012, these costs amounted to $497,000, as compared to $362,000 for the same period of 2011, an increase of $135,000 or 37 percent.  The increase in workforce as a result of the acquisition in Envision contributed to the increase in technology expense.

Sales and Marketing: Sales and marketing expenses decreased by $30,000 to $104,000 for the six months ended June 30, 2012, from $134,000 for the same period in 2011, a decrease of 22 percent.  The decrease was due to the expiry of a sales executive contract in Ireland.

Stock-based Compensation:  Stock-based compensation expense for the six months ended June 30, 2012 amounted to $483,000 of non-cash expenses, as compared to $1,253,000 for the same period of 2011.  Stock-based compensation expense was higher in 2011 due to the vesting expense associated with the options granted to the new senior management and Board members during the period.

Depreciation: Depreciation expense was $25,000 for the first half of 2012, compared to $12,000 for the same period of 2011.  The increase was due to acquisition of capital assets during the period.

Interest Expense:  Interest expense was $nil for the six months ended June 30, 2012, compared to $142,000 for the same period of 2011.  The extinguishment of the Company’s secured subordinated notes in 2011 resulted in $nil interest for 2012.   The interest expense for 2011 included a cash interest expense of $73,000 and a non-cash accretion interest expense of $69,000 related to the Series L and N secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $815,000 for the first half of 2012, as compared to cash outflows of $874,000 from operating activities in the first half of 2011.  The decline in loss from operations contributed to the improvement in operating cash outflows during the 2012.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

Cash Flows from Investing Activities:  Investing activities resulted in cash outflows of $156,000 during the first half of 2012, as compared to cash inflows of $43,000 for the same period of 2011.  Acquisitions of Envision and Kuklamoo and intangible assets during 2012 resulted in cash outflows during the period.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $24,000 for the first half of 2012, as compared to inflows of $1,904,000 for the same period of 2011.   Cash inflows during the period were due to the exercise of stock options for $24,000.  Cash inflows from 2011 were realized from the issuance common shares and warrants for proceeds of $838,000, warrants and stock options exercises of $1,670,000 and $130,000, respectively, partially offset by repayment of notes payable of $530,000, share issuance costs of $125,000 and interest paid of $79,000.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters.  These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010		Sep 30, 2010
(in thousands of Canadian dollars, except per share amounts)
Revenues	$415	$230	$212	$203	$187	$183		$176	$132
Income from GE Asset Manager	19	18	15	18	1	35		11	4
Operating expenses:
General and administrative	428	436	362	351	585	372		391	311
Customer service and technology	331	166	183	181	181	181		184	174
Sales and marketing	77	27	51	75	65	69		54	42
Stock-based compensation	140	343	248	372	1,170	83		143	77
Depreciation	14	11	12	8	6	6		6	5
Total operating expenses	990	983	856	987	2,007	711		778	609
Loss from operations	(556)	(735)	(629)	(766)	(1,819)	(493)		(591)	(473)
Finance costs:
Interest on notes payable and secured subordinated notes	-	-	10	20	28	45		54	39
Accretion of secured subordinated notes	-	-	21	34	33	36		32	29
Total finance costs	-	-	31	54	61	81		86	68
Other expenses (income) :
Gain on settlement of debt	-	-	-	-	-	-		-	(57)
Provision for impaired investment	-	-	-	-	-	-		-	544
Total other expenses	-	-	-	-	-	-		-	487
Loss and comprehensive loss for the period	$(556)	$(735)	$(660)	$(820)	$(1,880)	$(574)	$	(677)	$(1,028)
Loss per share - basic and diluted	$(0.002)	$(0.003)	$(0.003)	$(0.004)	$(0.010)	$(0.003)		$(0.004)	$(0.006)

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA (1)

Quarter ended	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
	(in thousands of Canadian dollars)
Loss for the period, as per above	$(556)	$(735)	$(660)	$(820)	$(1,880)	$(574)	$(677)	$(1,028)
Reconciling items:
Stock-based compensation	140	343	248	372	1,170	83	143	77
Depreciation	14	11	12	8	6	6	6	5
Interest expense	-	-	31	54	61	81	86	68
Provision for impaired investment	-	-	-	-	-	-	-	544
Gain on settlement of debt	-	-	-	-	-	-	-	(57)
Non-recurring professional fees	27	25	-	-	235	-	-	-
OPERATIONAL EBITDA	$(375)	$(356)	$(369)	$(386)	$(408)	$(404)	$(442)	$(391)

(1)
Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.  Included in non-recurring professional fees for 2012 were acquisition related costs in connection with the acquisition of Envision and Kuklamoo.  Non-recurring professional fees in 2011 were in connection with the recruitment of new senior management and Board members.

ACQUISITION OF BUSINESSES
On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc. (operating as “Kuklamoo”), a family information web destination and national deal site targeting families with kids.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

Post acquisition revenues and net income of Envision and Kuklamoo are $253,000 and $27,000, respectively.  Had this acquisition occurred at the beginning of the fiscal year, revenues and net loss for the six months period would have been $426,000 and $21,000, respectively.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

Total Purchase Price:
Amount
(in thousands of Canadian dollars)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
$1,167

Acquisition Date Fair Values:
Amount
(in thousands of Canadian dollars)
Cash	$3
Short-term investments	40
Accounts receivable	79
Other current assets	15
Capital assets	8
Accounts payable	(101)
Other current liabilities	(68)
Total net assets	(24)
Unallocated purchase price	1,191
$1,167

The change in other current liabilities from the quarter ended March 31, 2012 was due to the Company setting up a deferred revenue balance in the amount of $35,000 at the acquisition date.

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a new tier of business development opportunities.

The unallocated purchase price of $1,191,000 represents the excess of purchase price over the fair values of net assets acquired.  The unallocated purchase price will be allocated to appropriate accounts pending final determination by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

RELATED PARTY TRANSACTIONS

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended June 30, 2012, the Company recorded consulting fees in the amount of $24,000 (June 30, 2011 - $15,000) to related parties.  During the six months ended June 30, 2012, the Company recorded consulting fees in the amount of $39,000 (June 30, 2011 - $30,000) to related parties.

Included in accrued liabilities is an amount of $21,000 owed to a related party in connection with expenses paid on behalf of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of equity private placements, convertible debentures, options and warrants exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.2 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at June 30, 2012, has an accumulated deficit of $124.3 million.  The Company expects to incur losses further into 2012 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $1,303,000 exceeded current liabilities of $789,000 by $514,000 at the end of the second quarter of 2012.  Current assets of $1,987,000 exceeded current liabilities of $415,000 by $1,572,000 at the end of the fourth quarter of 2011.

Cash decreased by $947,000 to $813,000 as at June 30, 2012 from $1,760,000 as at December 31, 2011.  This decrease in cash was the result of the activities described in the Results of Operations section above.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

CONTRACTUAL OBLIGATIONS

As at June 30, 2012, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2012	2013	2014	2015	2016
	( in thousands of Canadian dollars )
Operating leases	$376	$90	$156	$130	$-	$-
License agreements	150	50	50	50	-	-
	$526	$140	$206	$180	$-	$-

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2011.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary to the carrying value of assets and liabilities, the reported net losses and the financial position classification used.

The continued existence beyond June 30, 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these unaudited condensed interim consolidated financial statements.  Significant estimates made by the Company include the determination of the recoverable amount of intangible assets, the useful lives of property

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

and equipment for depreciation purposes, amounts recorded as accrued liabilities, valuation of stock-based payments and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company determines the fair value of stock-based compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment.  As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2011.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

•	Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

•	Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

•	Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

•	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

•	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

NORTHCORE TECHNOLOGIES INC.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2012 and 2011
Dated: August 13, 2012

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

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IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

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IFRS 13, Fair Value Measurement was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and U.S. generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

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IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

NORTHCORE TECHNOLOGIES INC.
Corporate Directory

CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario
M9B 6C7

Toll free: 1 888 287 7467
Email: nvestor-relations@northcore.com
Website: www.northcore.com

Envision Online Media Inc.
1150 Morrison Drive, Suite 201
Ottawa, Ontario
K2H 8S9

Website: www.envisiononline.ca

SHARES OUTSTANDING

As at June 30, 2012:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

AUDITORS

Collins Barrow Toronto LLP
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7

© 2012 Northcore Technologies Inc.